June 22, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3628

Attn:	Ms. Laura Crotty

Re:	Castle Biosciences, Inc. (the “Company”) – Request for Acceleration
Registration Statement on Form S-1 (File No. 333-239354)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on June 24, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the shares of common stock, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

SVB Leerink LLC
Robert W. Baird & Co. Incorporated

As representatives of the several Underwriters

By: SVB Leerink LLC

By:	/s/ Ryan Lindquist
Name: Ryan Lindquist
Title: Managing Director

By: Robert W. Baird & Co. Incorporated

By:	/s/ Ryan Engelhardt
Name: Ryan Engelhardt
Title: Managing Director

[Signature Page to Acceleration Request Letter]